UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    December 21, 2011

December 21, 2011

Sumitomo Mitsui Financial Group, Inc.
(Code: 8316)
Promise Co., Ltd.
(Code: 8574)

Notice Regarding Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui

Financial Group through Share Exchange

Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President: Koichi Miyata) and Promise Co., Ltd. (“Promise”, President and Representative Director: Ken Kubo) hereby announce that based on the basic agreement (the “Basic Agreement”) dated September 30, 2011 regarding making Promise a wholly-owned subsidiary of SMFG (the “Making Promise Wholly-owned Subsidiary”), as announced in the “Notice Regarding Conclusion of Basic Agreement for Making Promise a Wholly-owned Subsidiary of Sumitomo Mitsui Financial Group” dated September 30, 2011 (the “Notice Regarding Conclusion of Basic Agreement”), at their respective meetings of the Board of Directors held today, each company resolved to make Promise a wholly-owned subsidiary of SMFG through a share exchange, the effective date of which will be April 1, 2012 (the “Share Exchange”), and entered into a share exchange agreement (the “Share Exchange Agreement”) as follows:

Further, shares of Promise common stock are scheduled to be delisted from the Tokyo Stock Exchange (the “TSE”) on March 28, 2012 prior to the effective date of the Share Exchange (the last trading date of the shares is scheduled to be March 27, 2012).

1.	Purpose of Making Promise a Wholly-owned Subsidiary through the Share Exchange

(1)	Purpose and Background

Sumitomo Mitsui Banking Corporation (President: Takeshi Kunibe; “SMBC”), a wholly-owned subsidiary of SMFG, as announced in the “Notice Regarding Commencement of the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation and Subscription by Sumitomo Mitsui Financial Group or Sumitomo Mitsui Banking Corporation for New Shares Issued by Promise by Way of Third-Party Allotment” dated September 30, 2011 and its amendment, the “Notice of Additional Disclosure and Partial Amendment Regarding the Tender Offer for Shares of Promise by Sumitomo Mitsui Banking Corporation” dated October 18, 2011 announced by SMFG and SMBC (collectively referred to as the “Notice of the Tender Offer”), with the ultimate goal of the Making Promise Wholly-owned Subsidiary, implemented the tender offer (the “Tender Offer”) from October 18, 2011 to November 30, 2011 for the purpose of acquiring the shares of common stock (including shares of common stock of Promise that may be issued or transferred as a result of exercising stock acquisition rights and stock acquisition rights attached to bonds with stock acquisition rights of Promise), the first series of stock acquisition rights for the stock compensation-type stock options (the “First Series of Stock Acquisition Rights”), the second series of stock acquisition rights for the stock compensation-type stock options (the “Second Series of Stock Acquisition Rights”) and the third series of stock acquisition rights for the stock compensation-type stock options (together with the First Series of Stock Acquisition Rights and the Second Series of Stock Acquisition Rights, collectively referred to as the “Stock Acquisition Rights”), as well as the euro yen callable bonds with stock acquisition rights due 2015 (the “Bonds with Stock Acquisition Rights”), issued by Promise. As a result, SMBC holds 118,946,846 shares of common stock of Promise (the ratio to the total number of issued shares of Promise (134,866,665 shares) as of September 30, 2011 is 88.20%; the ratio to the number of voting rights is 93.81%) as of today. In addition, through the third-party allotment (the “Third-Party Allotment”) by Promise, as announced in the Notice of the Tender Offer and announced by Promise in the “Announcement of the Issuance of New Shares by Third-Party Allotment” dated September 30, 2011, Promise will allot 225,988,700 shares of common stock of Promise to SMFG, and SMFG, as of December 26, 2011, which is the closing date of the Third-Party Allotment, will hold 344,935,546 shares of common stock of Promise including 118,946,846 shares of common stock of Promise held by SMBC (the ratio to 360,855,365 shares, which is the total number of issued shares of Promise (134,866,665 shares) as of September 30, 2011 plus 225,988,700 shares to be issued by the Third-Party Allotment, is 95.59%; the ratio to the number of voting rights is 97.77%).

As stated in the Notice of the Tender Offer and the Notice Regarding Conclusion of Basic Agreement, in the event SMBC was unable to acquire all issued shares of Promise (excluding treasury shares held by Promise) through the Tender Offer, SMFG, SMBC and Promise in principle planned to make Promise a wholly-owned subsidiary of SMFG by implementing a share exchange after the Tender Offer, in which SMFG would become a wholly-owning parent and Promise would become a wholly-owned subsidiary, subject to the approval of the relevant regulatory authorities. From the viewpoint of ensuring that the Share Exchange reflected the intention of the shareholders of Promise appropriately and that the Share Exchange be implemented with the support of the shareholders of Promise, it was agreed among SMFG, SMBC and Promise that if the ratio of the total number of shares tendered in the Tender Offer to the number obtained by subtracting the number of Shares of Promise held by SMBC as of the commencement date of the Tender Offer from the total number of issued Shares of Promise (excluding the number of treasury shares held by Promise) (the “Minority Shareholder Tender Ratio”) became more than 50%, the Share Exchange should be implemented on certain terms and conditions on the understanding that the Making Promise Wholly-owned Subsidiary has obtained sufficient support from the shareholders of Promise.

As SMBC was unable to acquire all issued shares of Promise (excluding treasury shares held by Promise) and the Minority Shareholder Tender Ratio is 92.04%, SMFG, SMBC and Promise decided to make Promise a wholly-owned subsidiary of SMFG through the Share Exchange.

The purpose of making Promise a wholly-owned subsidiary of SMFG is, through further developing cooperation between Promise and SMFG group companies and utilizing SMBC’s brand and channels proactively, and also by maximally utilizing the financial base enforced by the Third-Party Allotment to SMFG by Promise, to enlarge the Promise’s operations further and to strengthen the position of SMFG group in the consumer finance business on a group-wide basis together with SMFG group companies. The details are already announced in the Notice of the Tender Offer, the Notice Regarding Conclusion of Basic Agreement, the “Announcement of the Expression of Opinion in Favor of the Tender Offer by Sumitomo Mitsui Banking Corporation for Shares of the Company” (the “Notice of the Expression of Opinion in Favor of the Tender Offer”) announced by Promise dated September 30, 2011 (the “Announcement of Opinion in Favor of the Tender Offer”) and other related announcements.

2.	Overview of the Share Exchange

(1)	Schedule for the Share Exchange

Date of the resolutions of the meetings of the board of directors (SMFG and Promise)	December 21, 2011 (Wednesday)

Execution date of the Share Exchange Agreement (SMFG and Promise)	December 21, 2011 (Wednesday)

Last trading date (Promise)	March 27, 2012 (Tuesday) (Scheduled)

Delisting date (Promise)	March 28, 2012 (Wednesday) (Scheduled)

Effective date of the Share Exchange	April 1, 2012 (Sunday) (Scheduled)

(Note 1)

The Share Exchange is planned to be implemented in the form of a simplified share exchange (kanni kabushiki kokan) prescribed in the main text of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval at a general meeting of shareholders of SMFG. Further, the Share Exchange is planned to be implemented in the form of a short form share exchange (ryakushiki kabushiki kokan) prescribed in the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining the approval at a general meeting of shareholders of Promise.

(Note 2)	The above schedule may be changed by the agreement between SMFG and Promise.

(2)	Method of the Share Exchange

SMFG and Promise will implement the share exchange, in which SMFG will become a wholly-owning parent and Promise will become a wholly-owned subsidiary, the effective date of which is April 1, 2012 (Scheduled) in accordance with Article 767 of the Companies Act, subject to the filing with, and the permission, approval etc. of, the domestic and foreign relevant regulatory authorities necessary for the Share Exchange.

The Share Exchange falls under the case in which approval by the general meeting of shareholders of SMFG as a prospective wholly-owing parent in the Share Exchange is not required (simplified share exchange (kanni kabushiki kokan)) in accordance with provision of Article 796, Paragraph 3 of the Companies Act. Further, the Share Exchange falls under the case in which approval by the general meeting of shareholders of Promise as a prospective wholly-owning subsidiary in the Share Exchange is not required (short form share exchange (ryakushiki kabushiki kokan)) in accordance with Article 784, Paragraph 1 of the Companies Act.

(3)	Details of the allotment of shares upon the Share Exchange

Company Name	SMFG (wholly-owning parent in the Share Exchange)	Promise (wholly-owned subsidiary in the Share Exchange)
Share Exchange Ratio	1	0.36
Number of Shares to be Delivered upon the Share Exchange	Common stock: 45,660,718 shares (scheduled)

(Note 1) Share allotment ratio

0.36 shares of SMFG common stock will be allotted and delivered per share of Promise common stock; provided, however, that no share will be allotted for Promise common stock held by SMFG in the course of the Share Exchange.

(Note 2) Number of shares of common stock to be delivered upon the Share Exchange

SMFG plans to allot and deliver SMFG common stock to the shareholders of Promise (excluding SMFG) as at the time immediately preceding the time SMFG acquires all of the issued shares of Promise (excluding Promise shares held by SMFG) through the Share Exchange (the “Base Time”), at a ratio of one share of Promise common stock held by the shareholders of Promise to 0.36 shares of SMFG common stock, in exchange for the shares of Promise common stock held by such shareholders.

In addition, in accordance with a resolution of the meeting of the Board of Directors of Promise to be held by no later than the day immediately preceding the effective date of the Share Exchange, Promise will cancel, as at the Base Time, all of its shares held as treasury stock (8,031,335 shares as of November 30, 2011) and those to be held by Promise by the Base Time.

Promise has issued the Bonds with Stock Acquisition Rights as stated above. The number of the shares of common stock of Promise to be issued upon exercise of the stock acquisition rights attached to the Bonds with Stock Acquisition Rights is 14,893,617 shares, which is the number obtained by (a) multiplying the number of the stock acquisition rights attached to the Bonds with Stock Acquisition Rights as of November 30, 2011 (4,200 units) by JPY10,000,000, which is the par value of the Bonds with Stock Acquisition Rights, and then by (b) dividing the result of (a) by JPY2,820, which is the valid conversion price as of today.

Therefore, the number of shares of common stock of SMFG to be delivered upon the Share Exchange may be subject to change in the future due to the acquisition and the cancellation of treasury stock by Promise, exercise by the holders of the Bonds with Stock Acquisition Rights issued by Promise, etc. Although Promise has issued the Stock Acquisition Rights as above, as described in the following (4), all the Stock Acquisition Rights have been exercised or acquired without consideration by Promise by today.

With respect to SMFG common stock to be delivered, as stated in the “Notice Concerning Resolution of Repurchase of Shares (Repurchase of Shares under the Provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)” announced by SMFG on November 14, 2011, SMFG plans to acquire a part of them through market purchases based on the discretionary dealing contract regarding repurchase of shares, up to 23,000,000 shares. The residual shares of the SMFG common stock necessary for the Share Exchange are also planned to be acquired through market purchases, etc.

(Note 3) Treatment of shares constituting less than one unit (tangen miman kabushiki)

The shareholders who will hold shares of SMFG constituting less than one unit through the Share Exchange will be entitled to use the following systems concerning shares of SMFG.

(i)	Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of one unit (tangen))

In accordance with the provisions of Article 194 of the Companies Act, this is a system whereby shareholders of shares of SMFG constituting less than one unit may purchase from SMFG the number of shares that will achieve a total of one unit (100 shares) together with the number of shares constituting less than one unit held by such shareholder.

(ii)	Purchase (kaitori) by SMFG of shares constituting less than one unit (sale of shares constituting less than one unit)

In accordance with the provisions of Article 192 of the Companies Act, this is a system whereby shareholders of shares of SMFG constituting less than one unit may request that SMFG purchase the shares constituting less than one unit held by such shareholder.

(Note 4) Treatment of fractions of less than one share

If the number of shares of SMFG common stock to be allotted to shareholders of Promise (excluding SMFG) as a result of the Share Exchange includes fractions of less than one share, SMFG will deliver cash to such shareholders who would be entitled to such fractions in an amount equivalent to such fractions, in accordance with the provision of Article 234 of the Companies Act.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange

All the outstanding Stock Acquisition Rights issued by Promise have been exercised or acquired without consideration by Promise by today in accordance with their terms and conditions. Promise will cancel, by the effective date of the Share Exchange, all the outstanding Stock Acquisition Rights acquired by Promise.

In addition, the terms and conditions of the Bonds with Stock Acquisition Rights provide that, upon the passing of a resolution at a meeting of the board of directors of Promise for a share exchange, Promise may, having given not less than 14 business days’ prior notice to the holders of the Bonds with Stock Acquisition Rights, redeem all, but not some only, of the Bonds with Stock Acquisition Rights then outstanding, at a redemption price determined by reference to the redemption date and the parity of the Bonds with Stock Acquisition Rights in accordance with a certain formula (but which redemption price shall not be smaller than the par value of the Bonds with Stock Acquisition Rights), on the date (which shall in principle be not later than the effective date of the Share Exchange) specified for redemption in such notice. Promise will redeem, by the effective date of the Share Exchange, all the outstanding Bonds with Stock Acquisition Rights, in accordance with the early redemption clauses provided for in the terms and conditions of the Bonds with Stock Acquisition Rights, at a redemption price calculated in accordance with such clauses.

3.	Basis for Financial Analysis of Allotment of Shares upon Share Exchange

(1)	Basis of Financial Analysis

Regarding the share allotment ratio (the “Share Exchange Ratio”) described in the above 2. (3) “Details of the allotment of shares upon the Share Exchange”, to ensure fairness and appropriateness, SMFG and Promise respectively determined to request a financial advisor or third party valuation institution independent from both companies to conduct financial analyses for the share exchange ratio; SMFG selected Goldman Sachs Japan Co. Ltd. (“Goldman Sachs”) as its financial advisor and Promise selected Houlihan Lokey K.K. (“Houlihan Lokey”) as its third party valuation institution.

Goldman Sachs, as part of preparing the financial analysis report (santei-sho) regarding the share exchange ratio in the Share Exchange, dated December 21, 2011 (the “Goldman Sachs Report”), performed a historical stock price analysis for shares of SMFG’s common stock based on publicly available information. In the historical stock price analysis, Goldman Sachs used December 20, 2011 as the base date, and reviewed the closing market prices of shares of SMFG’s common stock on the base date and the closing market prices of shares of SMFG’s common stock during the one-month, three-month and six-month periods ending the base date as a basis for the analysis.

For purposes of performing its financial analysis, with the consent of SMFG and as contemplated by the Basic Agreement, Goldman Sachs used the Tender Offer price of JPY780 as the price of one share of Promise’s common stock. This analysis resulted in a range of the share exchange ratio shown below. The below range of the share exchange ratio is for a number of shares of SMFG’s common stock to be issued in exchange for one share of Promise’s common stock.

Historical Stock Price Analysis	0.348 ~ 0.364

In connection with preparing the Goldman Sachs Report, Goldman Sachs confirmed with SMFG that the senior management of SMFG are not aware of any particular events, circumstances or developments since September 30, 2011, the date on which the Tender Offer price was determined and announced, that would have an effect on Promise or SMFG in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs is engaged as a financial advisor to SMFG and SMBC, but with the consent of SMBC, Goldman Sachs provided the Goldman Sachs Report solely for the information and assistance of the Board of Directors of SMFG in connection with its consideration of the Share Exchange and acted as financial advisor solely to SMFG in connection with the preparation of the Goldman Sachs Report. Goldman Sachs did not recommend any specific share exchange ratio to SMFG or its Board of Directors or that any specific share exchange ratio constituted the only appropriate ratio. Please refer to the following (Note) which sets forth in more detail the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs.

The Goldman Sachs Report is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of December 20, 2011, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its financial analyses or the Goldman Sachs Report based on circumstances, developments or events occurring after the date thereof. Except as otherwise noted, the quantitative information used in Goldman Sachs’ financial analyses, to the extent it is based on market data, is based on market data as it existed on or before December 20, 2011 and is not necessarily indicative of current market conditions.

(Note)    The following is a supplemental explanation of the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with preparing the Goldman Sachs Report.

Goldman Sachs and its affiliates (the “Goldman Sachs Group”) are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, the Goldman Sachs Group may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, SMFG, SMBC, Promise and any of their respective affiliates or any currency or commodity that may be involved in the series of transactions, including the Tender Offer, the Making Promise Wholly-owned Subsidiary, the Third-party Allotment and the Share Exchange (the “Transactions”), contemplated by the Share Exchange Agreement and the Basic Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to SMFG and SMBC in connection with, and have participated in certain of the negotiations leading to, the Transactions. With the consent of SMBC, Goldman Sachs has acted as financial advisor solely to SMFG in connection with the preparation of the Goldman Sachs Report. Goldman Sachs expects to receive fees for its services in connection with the Transactions, a principal portion of which is contingent upon consummation of the Transactions, and SMFG and SMBC have agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. The Goldman Sachs Group has provided certain investment banking services to SMFG, SMBC and their respective affiliates from time to time for which the Investment Banking Division of the Goldman Sachs Group has received, and may receive, compensation, including having acted as (i) financial advisor to SMFG and SMBC with regard to SMFG’s acquisition of Nikko Cordial Securities Inc. and other related businesses in October 2009, (ii) joint global coordinator with regard to SMFG’s issuance of 360,000,000 common shares in January 2010, (iii) lead dealer manager and structuring agent for SMFG, SMBC, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited with regard to tender offers for euro denominated perpetual subordinated bonds and dollar denominated perpetual subordinated bonds issued by SMBC, dollar denominated non-cumulative perpetual preferred securities issued by SMFG Preferred Capital USD 1 Limited, and sterling denominated non-cumulative perpetual preferred securities issued by SMFG Preferred Capital GBP 1 Limited (aggregate amount of EUR368,635,000 (principal amount basis), USD1,022,747,000 (principal amount basis), USD1,000,859,000 (liquidation preference basis), and GBP426,424,000 (liquidation preference basis), respectively) in February 2010, and (iv) financial advisor to SMFG and SMFG Card & Credit, Inc. (“FGCC”) with regard to FGCC’s acquisition of a control stake of Cedyna Financial Corporation in May 2010. The Goldman Sachs Group may also in the future provide investment banking services to SMFG, SMBC, Promise and their respective affiliates for which the Investment Banking Division of the Goldman Sachs Group may receive compensation.

In connection with preparing the Goldman Sachs Report, Goldman Sachs has reviewed, among other things, the Share Exchange Agreement; the Basic Agreement; the Annual Securities Reports (Yuka Shoken Hokoku-sho) of SMFG for the five fiscal years ended March 31, 2011; the Second Quarter Securities Report (Daini Shihanki Hokoku-Sho) of SMFG for the second fiscal quarter ended September 30, 2011; and certain other communications from SMFG to its shareholders. Goldman Sachs has also reviewed the reported price and trading activity for the shares of common stock of the SMFG, the financial terms of certain recent share exchange transactions in the Japanese financial industry specifically and in other industries generally, and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of preparing the Goldman Sachs Report, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and Goldman Sachs does not assume any responsibility for any such information. In addition, Goldman Sachs has not reviewed individual credit files nor has Goldman Sachs made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of SMFG, Promise or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in the evaluation of credit portfolios for purposes of assessing the adequacy of the reserves for credit losses and interest refunds with respect thereto and, accordingly, Goldman Sachs has relied on estimates provided to Goldman Sachs by the managements of SMFG and SMBC of the adequate amount of such reserves for Promise. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange will be obtained without any adverse effect on SMFG or Promise or on the expected benefits of the Share Exchange in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also has assumed that the Share Exchange will be consummated on the terms set forth in the Share Exchange Agreement without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis.

The Goldman Sachs Report does not address the underlying business decision of SMFG to engage in the Share Exchange, or the relative merits of the Share Exchange as compared to any strategic alternatives that may be available to SMFG nor does it address any legal, regulatory, tax or accounting matters. The Goldman Sachs Report does not constitute a recommendation as to whether any holder of shares of Promise’s common stock should exchange their shares in the Share Exchange or any other matter.

The Goldman Sachs Report is not necessarily susceptible to partial analysis or summary description. Selecting portions of the Goldman Sachs Report or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Goldman Sachs Report. Goldman Sachs did not attribute any particular weight to any factor or any analysis it performed.

Since it was agreed in the Basic Agreement to use the same price as the purchase price in the Tender Offer as the basis for the share exchange ratio with respect to Promise, Houlihan Lokey, as the third party valuation institution of Promise, adopted the purchase price in the Tender Offer, 780 yen, as the share value per share of Promise common stock, upon investigating whether 780 yen, which is the same as the purchase price in the Tender Offer, was fair to Promise by considering (a) the market price analysis (taking various conditions into account, it set the base date as September 30, 2011, which is uninfluenced by the purchase price in the Tender Offer, and did the calculation based on the closing price of Promise shares quoted on the first section of the Tokyo Stock Exchange on the day immediately before the base date, the average closing price of same over the latest 5 business days to the base date, the average closing price of same over the latest 10 business days to the base date, the average closing price of same over the latest 30 business days to the base date, the average closing price of same over the latest 90 business days to the base date, the average closing price of same over the latest 180 business days to the base date, the highest and lowest closing prices of same over the latest 26 weeks to the base date), because Promise is a company listed on a financial instruments exchange market and the market price of Promise shares is available, (b) the comparable peer company analysis, because there are some listed companies similar to and comparable with Promise and it is possible to infer the share value by such analysis, and (c) the DCF analysis in addition in order to reflect the future business operations on the valuation.

In addition, in reaching its conclusion as to fairness, Houlihan Lokey reviewed the value of SMFG by adopting the market price analysis (taking various conditions into account, it set the base date as December 20, 2011 (calculation base date) and did the calculation based on the closing price of the SMFG shares quoted on the first section of the Tokyo Stock Exchange on the base date, the average closing price of same over the latest 5 business days to the base date, the average closing price of same over the latest 10 business days to the base date, the average closing price of same over the latest 30 business days to the base date, the average closing price of same over the latest 90 business days to the base date, the average closing price of same over the latest 180 business days to the base date, the highest and lowest closing prices of same over the latest 26 weeks to the base date), because SMFG is a company listed on a financial instruments exchange market and the market price of SMFG shares is available.

Based on the above, the following shows the assessment ranges when the share value per share of SMFG is set at 1.

Assessment method	Calculation results of share exchange ratio
Market price analysis	0.302 – 0.386

In calculating the share exchange ratio and rendering the fairness opinion referenced below, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by Houlihan Lokey, or publicly available, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, Houlihan Lokey was not requested to make, and did not make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Promise, SMFG or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. The calculation results of the share exchange ratio and analysis under the fairness opinion provided by Houlihan Lokey were necessarily based on financial, economic, market and other conditions as of December 20, 2011, and the information made available to Houlihan Lokey, and furthermore, Houlihan Lokey has assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of Promise management as to the future financial results and condition of Promise.

(2)	Background of Financial Analysis

Carefully considering by referring to the results of calculation of the share exchange ratio submitted respectively by the financial advisor or the third party valuation institution and taking into consideration the conditions and the result of the Tender Offer conducted prior to the Share Exchange, the level of market price of common stock of SMFG and other factors, SMFG and Promise discussed and negotiated with each other on the basis that common stock of Promise should be valued based on the same price as the tender offer price of the Tender Offer. As a result, SMFG and Promise decided that the Share Exchange Ratio is appropriate and not unfavorable to their respective shareholders, and entered into the Share Exchange Agreement, upon resolutions at the Board of Directors’ meetings of SMFG and Promise held today, to implement the Share Exchange by the Share Exchange Ratio.

In accordance with the Share Exchange Agreement, if any material change to the conditions of the basis of calculation occurs, SMFG and Promise may change the Share Exchange Ratio by consultation.

(3)	Relationships with the Financial Advisor or the Valuation Institution

Goldman Sachs, a financial advisor of SMFG, and Houlihan Lokey, a third party valuation institution of Promise, are independent from SMFG, SMBC and Promise. Neither of them is a related party to SMFG, SMBC or Promise, nor do they have a material interest to be disclosed with respect to the Share Exchange.

(4)	Prospects for Delisting and Reasons Therefore

(a)	Prospects for Delisting and Reasons Therefore

Upon the Share Exchange, SMFG will become the wholly-owning parent company of Promise, and Promise will become the wholly-owned subsidiary of SMFG, as of April 1, 2012, the effective date of the Share Exchange.

Shares of Promise common stock will be delisted on March 28, 2012 (the last trading date will be March 27, 2012) as a result of Promise becoming the wholly-owned subsidiary, in accordance with the securities listing rules of the TSE, etc. after certain prescribed procedures are taken. After the delisting, shares of Promise common stock will be unable to be traded on the TSE.

(b)	Alternative Measures

Even after the delisting of Promise common stock, shares of SMFG common stock, to be allotted to the shareholders of Promise as a result of the Share Exchange, will remain listed on the TSE, Osaka Securities Exchange Co., Ltd. and Nagoya Stock Exchange, Inc. and can be traded on the exchange markets on and after the effective date of the Share Exchange. Therefore, SMFG and Promise believe that liquidity for shares of stock should continue to be provided to those shareholders who will receive an allotment of not less than one hundred (100) shares of SMFG common stock, which is the number of shares constituting one unit.

The shareholders who will receive an allotment of less than one hundred (100) shares of SMFG common stock, which is the number of shares constituting one unit as a result of the Share Exchange will be unable to sell such shares constituting less than one unit on any of the above-mentioned exchange markets. However, they may, at their discretion, request that SMFG sell additional shares constituting less than one unit (kaimashi) or purchase such shares constituting less than one unit (kaitori). For the details of the treatment thereof, please see 2. (3) (Note 3) above. Also, for the details of the treatment of any fractions in the case where the number of shares of SMFG common stock to be allotted as a result of the Stock Exchange includes any fractions of less than one share, please see 2. (3) (Note 4) above.

(5)	Measures to Ensure Fairness

Through the Third-Party Allotment, SMFG will acquire 225,988,700 shares of common stock of Promise as of December 26, 2011, and will hold 344,935,546 shares of common stock of Promise including 118,946,846 shares of common stock of Promise which SMBC holds. Thus, the Share Exchange is the one between Promise and SMFG, a parent company of Promise. Therefore, upon implementation of the Share Exchange, in order to secure fairness and appropriateness of the share exchange ratio of the Share Exchange, SMFG, as stated in 3. (1) above, requested Goldman Sachs, a financial advisor for SMFG, to analyze the share exchange ratio and, referring to the results of analyses and taking into consideration the conditions and the result of the Tender Offer, the level of market price of common stock of SMFG and other factors, all considered as a whole, discussed and negotiated with Promise on the basis that common stock of Promise should be valued based on the same price as the tender offer price of the Tender Offer, as described in the Notice of the Tender Offer, and has resolved, at its Board of Directors’ meeting held today, to conduct the Share Exchange by the Share Exchange Ratio.

On the other hand, in order to secure fairness and appropriateness of the share exchange ratio of the Share Exchange, Promise, as stated in 3. (1) above, requested Houlihan Lokey, a third party valuation institution for Promise, to calculate the share exchange ratio and, referring to the results of calculation and taking into consideration the conditions and the result of the Tender Offer, the level of market price of common stock of SMFG and other factors, all considered as a whole, discussed and negotiated with SMFG on the basis that common stock of Promise should be valued based on the same price as the tender offer price of the Tender Offer, as described in the Notice of the Expression of Opinion in Favor of the Tender Offer, and has resolved, at its Board of Directors’ meeting held today, to conduct the Share Exchange by the Share Exchange Ratio.

SMFG did not receive any fairness opinions from Goldman Sachs regarding fairness of the Share Exchange Ratio. Promise received a fairness opinion from Houlihan Lokey, dated December 20, 2011, to represent that, the number of the shares of SMFG common stock to be paid to the shareholders of Promise other than SMFG and SMBC pursuant to the Share Exchange Agreement is fair to such shareholders from a financial point of view.

SMFG and Promise have also retained Nagashima Ohno & Tsunematsu and Nishimura & Asahi respectively as legal advisors and received legal advice therefrom on appropriate procedures and appropriate processes and measures for decision-making related to the Share Exchange.

As stated in the Announcement of Opinion in Favor of the Tender Offer, for the purpose of ensuring the appropriateness and fairness of the Transactions and ensuring the transparency and objectivity of the negotiations and decision-making process regarding the Transactions, Promise established a third-party committee (the “Third-Party Committee”) consisting of three members — Mr. Shinji Mizuno, attorney at law of HIBIYA PARK LAW OFFICES, who is an external expert independent from SMFG, SMBC and Promise; and Messrs. Hiroaki Mori and Takanori Yasunaga, external auditors of Promise — and upon implementation of the Share Exchange, for the purpose of ensuring the appropriateness and fairness of the share exchange and ensuring the transparency and objectivity of the negotiations and decision-making process regarding the Share Exchange, asked again the Third-Party Committee to give its opinions on whether or not Promise deciding the Share Exchange was unfavorable to the minority shareholders of Promise other than SMFG and SMBC.

The meetings of the Third-Party Committee were held 3 times in total between December 5, 2011, and December 19, 2011, and considered the above-mentioned consultation issues. In considering the above-mentioned consultation issues, the Third-Party Committee received explanations from Promise about: (a) the contents of the proposal made by SMFG; (b) the state of discussions and negotiations with SMFG with respect to the conditions for the Share Exchange, and also interviewed officers of Promise and received responses from them. Additionally, the Third-Party Committee referred to the share exchange ratio report of Promise and the fairness opinion that were submitted by Houlihan Lokey to Promise, and received explanations about analysis on the Share Exchange Ratio and a presentation regarding the analysis, which formed the premise of the fairness opinion, from Houlihan Lokey. In addition, the Third-Party Committee received explanations about the procedures for the Share Exchange from Nishimura & Asahi. Furthermore, the Third-Party Committee appointed Nijubashi Partners, which is a law firm independent from SMFG, SMBC and Promise, to be an independent legal advisor to the Third-Party Committee; and received legal advice therefrom on the Share Exchange, and obtained the legal opinion therefrom as of December 20, 2011, to the effect that the decision by Promise’s Board of Directors to implement the Share Exchange is not unfavorable to the minority shareholders of Promise other than SMFG and SMBC and does not violate the fiduciary duty and the duty of loyalty owed by the directors of Promise. Based on these considerations, on December 20, 2011, the Third-Party Committee submitted to the Board of Directors of Promise a response and opinion to the effect that the decision by Promise to implement the Share Exchange is not unfavorable to the minority shareholders of Promise other than SMFG and SMBC.

(6)	Measures to Avoid Conflicts of Interest

As stated in the Announcement of Opinion in Favor of the Tender Offer, in order to eliminate any possible potential arbitrariness in the decision-making process of Promise in connection with the Transactions, Promise has established a project team (the “PT”) consisting of: (a) Messrs. Ken Kubo and Yoshiyuki Tateishi, who are directors of Promise other than Mr. Shozo Watanabe, who used to be an employee of SMBC until 2011; Mr. Masahiko Iwanami who used to be an employee of SMBC until 2010; and Mr. Tomohiko Tashiro who used to be an employee of the Sumitomo Trust and Banking Co., Ltd., a major shareholder of Promise, until 2009, and who are independent from SMBC and SMFG; and (b) Mr. Masahide Kitakado, an executive officer. Promise considered the Transactions, and carefully examined the pros and cons of the Transaction, etc. In addition, among other things, the Sumitomo Trust and Banking Co., Ltd is no longer a major shareholder of Promise as a result of the Tender Offer, Promise included Mr. Tomohiko Tashiro into the PT after the Tender Offer. Promise considered the Share Exchange from Promise’s perspective, and carefully examined the pros and cons of the Transaction, etc.

The Board of Directors of Promise carefully discussed and considered conditions for the Share Exchange based on the results of the PT’s discussions, the share exchange ratio report and fairness opinion obtained from Houlihan Lokey, advice obtained from Nishimura & Asahi, and the response and opinion submitted by the third-party committee, and other related materials. Consequently, the Board of Directors of Promise has decided (a) that the Share Exchange is the best measure in terms of Promise’s enterprise value and the shareholders’ common interest, and (b) the conditions for the Share Exchange are appropriate for the shareholders of Promise, and has resolved, at its Board of Directors’ meeting held today, to approve the Share Exchange.

Of the directors of Promise, Mr. Shozo Watanabe and Mr. Masahiko Iwanami served as employees of SMBC, a wholly-owned subsidiary of SMFG, until 2011 and 2010, respectively. Therefore, for the purpose of avoiding conflicts of interest, neither of them participated in any deliberation or voting at the above-mentioned Board of Directors of Promise held today, because the Share Exchange will be implemented between Promise and SMFG, a parent company of Promise. At the meeting of the Board of Directors, all directors of Promise, except the two above-mentioned directors, were present, and the above-mentioned resolution was unanimously adopted. At the meeting of the Board of Directors, all of the four auditors (including two external auditors) of Promise were present and stated that they had no objection to the above-mentioned resolution.

4.         Profile of the Parties of the Share Exchange (as of December 21, 2011, except as otherwise specified below)

	Wholly-owning parent in the Share Exchange		Wholly-owned subsidiary in the Share Exchange
(1) Name:	Sumitomo Mitsui Financial Group, Inc.		Promise Co., Ltd.
(2) Head Office:	1-2, Marunouchi 1-chome, Chiyoda-Ku, Tokyo		2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo
(3) Title and Name of Representative:	Koichi Miyata, President		Ken Kubo, President and Representative Director
(4) Business:	Management of the affairs of subsidiaries within the group and relevant ancillary		Consumer finance business
(5) Capital Amount:	JPY 2,337,895 million		JPY 80,737 million
(6) Date of Incorporation:	December 2, 2002		March 20, 1962
(7) Total Number of Issued Shares:	1,414,055,625 shares		134,866,665 shares
(8) Fiscal Year End:	March 31		March 31
(9) Number of Employees(as of September 30, 2011):	62,379 (consolidated)		2,664 (consolidated)
(10) Major Shareholders and Shareholding Ratios (as of September 30, 2011):	Japan Trustee Services Bank, Ltd. (Trust Account)	6.26%	Sumitomo Mitsui Banking Corporation	20.71%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.10%	Yumiko Jinnai	6.41%
	SSBT ODO5 OMNIBUS ACCOUNT - TREATY CLIENTS (standing proxy: Hong Kong Shanghai Bank, Tokyo Branch)	2.65%	The Sumitomo Trust and Banking Co., Ltd. UBS AG LONDON A/C IPB SEGREGATED CLIENT ACCOUNT (Standing proxy: Citibank Japan Ltd.)	2.97% 2.91%
	Japan Trustee Services Bank, Ltd. (Trust Account 9)	2.23%
	MELLON BANK, N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION (standing proxy: Mizuho Corporate Bank, Ltd., Custody & Proxy Department)	1.24%

Daiwa Securities Capital Markets Co. Ltd.

Japan Securities Finance Co., Ltd.

Japan Trustee Services Bank, Ltd. (Trust unit)

The Master Trust Bank of Japan, Ltd. (Trust unit)

SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS

(Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)

BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE-AC)

(Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd., Settlement Business Division)

				2.86% 2.73% 2.62% 1.93% 1.46% 1.17%
	STATE STREET BANK AND TRUST COMPANY 505225 (standing proxy: Mizuho Corporate Bank, Ltd., Custody & Proxy Department)	1.13%
	Nomura Securities Co., Ltd.(Proprietary Account)	1.10%
	Nippon Life Insurance Company	1.09%
	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.	1.06%
	NATSCUMCO (standing proxy: Sumitomo Mitsui Banking Corporation)	0.96%

(11) Relationship between the Parties:	Capital Relationship	SMFG indirectly holds 118,946,846 shares of common stock (88.20% of the total number of issued shares) of Promise.
	Personnel Relationship

Of the directors of Promise, Messrs. Ken Kubo, Shozo Watanabe, and Masahiko Iwanami were formerly officers and employees of SMBC, which is a wholly-owned subsidiary of SMFG. sixteen (16) employees of SMBC are seconded to Promise.

	Business Relationship	Promise has received loans from SMBC and established a business alliance with SMBC in the consumer finance business.
	Status as Related Parties	Promise is the consolidated subsidiary of SMFG, therefore it falls under the category of related parties.

(12) Operating Results and Financial Conditions (Consolidated) over the Past 3 Fiscal Years:
SMFG				Promise
Fiscal year	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Fiscal year	Fiscal Year Ended March 31, 2009	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Net Assets (JPY millions)	4,611,764	7,000,805	7,132,073	Net Assets (JPY millions)	283,189	299,606	173,590
Total Assets (JPY millions)	119,637,224	123,159,513	137,803,098	Total Assets (JPY millions)	1,753,632	1,563,843	1,079,164
Net Assets per Share (JPY)	2,790.27	3,391.75	3,533.47	Net Assets per Share (JPY)	1,909.65	2,045.02	1,249.13
Ordinary Income (JPY millions)	3,552,843	3,166,465	3,845,861	Ordinary Income (JPY millions)	387,950	338,982	238,427
Ordinary Profit (JPY millions)	45,311	558,769	825,428	Ordinary Profit (JPY millions)	(67,720)	17,929	(48,811)
Net Profit for the Current FY (JPY millions)	(373,456)	271,559	475,895	Net Profit for the Current FY (JPY millions)	(125,122)	14,566	(96,010)
Net Profit for the Current FY per Share (JPY)	(497.39)	248.40	336.85	Net Profit for the Current FY per Share (JPY)	(986.64)	114.86	(757.09)
Dividends per Share (JPY)	90	100	100	Dividends per Share (JPY)	20.00	10.00	0.00

5.	Status after the Share Exchange

There will be no change in the name, the head office, the title and name of the representative, and the business of SMFG, the wholly owning parent company in share exchange, from the description stated in 4. above.

6.	Matters Relating to Transactions etc. with Controlling Shareholder

SMFG is a controlling shareholder of Promise and the Share Exchange constitutes a transaction by Promise with its controlling shareholder.

The “Guideline for Policy Protecting Minority Shareholders in Transaction between Controlling Shareholder” was not provided for in the corporate governance report disclosed on November 1, 2011 by Promise, and is not provided for as of today. Promise is of opinion that the Share Exchange is not unfavorable to minority shareholders other than SMFG and SMBC because the measures set forth below are implemented.

Promise is not prevented from free business activity between SMFG, its parent company, and its group companies, and is recognized to have secured independence from SMFG and its group companies. Promise has been making its decision appropriately for the transactions with SMFG or its group companies based on the same standards as those employed in transactions with other companies and has secured its business independence.

As set forth in 3 (5) and (6) above, Promise’s decision to implement the Share Exchange has also been made upon taking actions to ensure fairness and avoiding conflicts of interest such as requesting Houlihan Lokey, as a third party valuation institution, to analyze the share exchange ratio used for the Share Exchange, and negotiating and consulting with SMFG in reference to the analysis results obtained therefrom, and receiving on December 20, 2011, from the Third-Party Committee consisting of three members — Mr. Shinji Mizuno, attorney at law of HIBIYA PARK LAW OFFICES, who is an external expert independent from SMFG and SMBC, the controlling shareholder; and Messrs. Hiroaki Mori and Takanori Yasunaga, external auditors of Promise — an opinion that decision by Promise to implement the Share Exchange is not unfavorable to the minority shareholders of Promise other than SMFG and SMBC.

7.	Future Prospects

There will be no revision to SMFG’s and Promise’s earnings forecast for the fiscal year ending March 31, 2012, in connection with the transaction.

End

Precaution Statement

*

This press release contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of SMFG and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; SMFG’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of SMFG’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure press releases such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

*

SMFG has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Share Exchange by SMFG for Promise shares. The Form F-4 contains a prospectus and other documents. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about SMFG and Promise, the Share Exchange and related matters including the terms and conditions of the Share Exchange. U.S. shareholders of Promise are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that are filed with the SEC in connection with the Share Exchange before they make any decision with respect to the Share Exchange. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the Share Exchange are and/or will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the Share Exchange are and/or will be made available to U.S. shareholders of Promise, free of charge, by faxing a request to SMFG at +81-3-4333-9876.